EXHIBIT 99.1

Portage Biotech Reports Results for Fiscal Quarter Ended June 30, 2024 and Business Update

Exploration and evaluation of strategic alternatives continue

WESTPORT, Conn., Aug. 27, 2024 (GLOBE NEWSWIRE) -- Portage Biotech Inc. (“Portage” or the “Company”) (NASDAQ: PRTG), a clinical-stage immuno-oncology company with a portfolio of novel multi-targeted therapies for use as monotherapy and in combination, today reported its financial results for the fiscal quarter ended June 30, 2024.

“We continue to explore strategic alternatives. These may include finding a partner for one or more of our assets, a sale of our company, a merger, restructurings (both in and out of court), a company wind down, further financing efforts, or other strategic actions,” said Dr. Ian Walters, Chief Executive Officer and Chairman of Portage. “We are encouraged by the two advanced patients that continue on PORT-6 beyond 6 months who we continue to follow, and we plan to replace one patient in the ADPORT-601 trial who withdrew prior to dose limiting toxicity assessment for an unrelated adverse event. We also continue our collaborations with numerous experts to further understand the biology and utility of our product candidates,” continued Dr. Walters.

Financial Results for the Quarter Ended June 30, 2024

The Company incurred a net loss of approximately $1.7 million during the three months ended June 30, 2024 (the “Fiscal 2025 Quarter”), compared to a net loss of approximately $4.2 million during the three months ended June 30, 2023 (the “Fiscal 2024 Quarter”), representing a $2.5 million decrease in net loss.

Operating expenses, including research and development (“R&D”) costs and general and administrative (“G&A”) expenses, were $2.8 million in the Fiscal 2025 Quarter, down from $5.0 million in the Fiscal 2024 Quarter, a decrease of $2.2 million, as detailed below.

R&D costs decreased by approximately $2.3 million, or 64%, from $3.6 million in the Fiscal 2024 Quarter, to $1.3 million in the Fiscal 2025 Quarter. This reduction was primarily due to the winding down of clinical trial costs (principally CRO-related), which decreased by $0.3 million, from $1.0 million in the Fiscal 2024 Quarter to $0.7 million in the Fiscal 2025 Quarter, as the Company paused enrollment in its sponsored clinical trials in the third and fourth quarters of the fiscal year ended March 31, 2024. Manufacturing-related costs decreased by $0.7 million, from $0.8 million in the Fiscal 2024 Quarter to $0.1 million in the Fiscal 2025 Quarter. These decreases reflect reduced clinical activity and manufacturing costs following the Company’s decision to discontinue the iNKT program and pause further patient accrual in the adenosine program. Additionally, R&D non-cash share-based compensation expense decreased from $0.4 million in the Fiscal 2024 Quarter to nil in the Fiscal 2025 Quarter. Payroll-related expenses also decreased by $0.2 million, from $0.5 million in the Fiscal 2024 Quarter to $0.3 million in the Fiscal 2025 Quarter, due to the resignation of two employees in January 2024. Further, in the Fiscal 2024 Quarter, the Company incurred a $0.5 million milestone payment for dosing its first adenosine patients. Consulting fees decreased by $0.1 million, from $0.2 million in the Fiscal 2024 Quarter to $0.1 million in the Fiscal 2025 Quarter, reflecting the decline in consulting-related activity. Lastly, there was a $0.1 million decrease in fees paid related to the transition of the iNKT study before its discontinuation.

G&A expenses increased by $0.1 million, or 7%, from $1.4 million in the Fiscal 2024 Quarter to $1.5 million in the Fiscal 2025 Quarter. Professional fees increased by $0.1 million, from $0.5 million in the Fiscal 2024 Quarter to $0.6 million in the Fiscal 2025 Quarter, primarily due to legal fees associated with regulatory filings, corporate matters, and related audit fees. Payroll-related expenses increased by $0.4 million from $0.2 million in the Fiscal 2024 Quarter to $0.6 million in the Fiscal 2025 Quarter due to the amounts associated with retention agreements executed with an employee and a consultant. Additionally, G&A non-cash share-based compensation expense decreased by $0.2 million due to the continued vesting of stock options with higher fair values, partially offset by recording all Fiscal 2025 Quarter share-based compensation expense as G&A expenses as the result of the discontinuation of the iNKT study and the pause of further patient accrual in the adenosine program. Directors’ fees also decreased by $0.1 million in the Fiscal 2025 Quarter, as all directors, except for two who resigned in April 2024, waived their fees.

The primary reasons for the quarter-over-quarter differences in the Company’s pre-tax items of income and expense were the $1.1 million non-cash gain from the change in the fair value of certain warrants accounted for as liabilities, issued in connection with an equity offering in October 2023, in the Fiscal 2025 Quarter, and the non-cash loss from the increase in the fair value of the deferred purchase price payable to the former Tarus shareholders and the deferred obligation for the iOx milestone, totaling $1.1 million, in the Fiscal 2024 Quarter.

As of June 30, 2024, the Company had cash and cash equivalents of approximately $3.3 million and total current liabilities of approximately $3.0 million.

About Portage Biotech Inc.

Portage is a clinical-stage immuno-oncology company with a portfolio of multi-targeted therapies to extend survival and significantly improve the lives of patients with cancer. The Company has made the decision to discontinue its sponsored trial for its the invariant natural killer T-cell (iNKT) program and pause further patient accrual to its sponsored adenosine trial program (ADPORT-601 trial) for its potentially best-in-class adenosine antagonists PORT-6 (adenosine 2A inhibitor) and PORT-7 (adenosine 2B inhibitor). The Company is exploring strategic alternatives, which may include finding a partner for one or more of its assets, a sale of the company, a merger, restructurings, both in and out of court, a company wind down, further financing efforts or other strategic actions. For more information, please visit www.portagebiotech.com, follow us on Twitter at @PortageBiotech or find us on LinkedIn at Portage Biotech Inc.

Forward-Looking Statements
All statements in this news release, other than statements of historical facts, including without limitation, statements regarding about the Company’s information that are forward-looking in nature and, business strategy, plans and objectives of management for future operations and those statements preceded by, followed by or that otherwise include the words "believe," "expects," "anticipates," "intends," "estimates," “will,” “may,” “plan,” “potential,” “continue,” or similar expressions or variations on such expressions are forward-looking statements. For example, statements regarding the Company's plans to continue exploring strategic alternatives, which may include finding a partner for one or more of its assets, a sale of the company, a merger, restructurings (both in and out of court), a company wind down, further financing efforts, or other strategic actions, the Company’s expectation to replace one patient in the ADPORT-601 trial, and the Company’s plans to continue its collaborations with numerous experts to further understand the biology and utility of its product candidates are forward-looking statements. As a result, forward-looking statements are subject to certain risks and uncertainties, including, but are not limited to: the Company's plans and ability to develop and commercialize product candidates and the timing of these development programs; the Company's clinical development of its product candidates, including the results of current and future clinical trials; the benefits and risks of the Company's product candidates as compared to others; the Company's maintenance and establishment of intellectual property rights in its product candidates; the Company's ability to obtain financing in the future to cover its operational costs and progress its plans for clinical development, its estimates regarding its capital requirements, and its ability to continue as a going concern; the Company’s estimates of future revenues and profitability; the Company's estimates of the size of the potential markets for its product candidates; its selection and licensing of product candidates; and other factors set forth in “Item 3 - Key Information-Risk Factors” in the Company’s Annual Report on Form 20-F for the year ended March 31, 2024. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, undue reliance should not be placed on them as actual results may differ materially from these forward-looking statements. The forward-looking statements contained in this news release are made as of the date hereof, and the Company undertakes no obligation to update publicly or revise any forward-looking statements or information, except as required by law.

FOR MORE INFORMATION, PLEASE CONTACT:
Investor Relations:
ir@portagebiotech.com

Media Relations:
media@portagebiotech.com

---tables to follow---

PORTAGE BIOTECH INC. Condensed Consolidated Interim Statements of Operations and Other Comprehensive Income (Loss) (U.S. Dollars in thousands, except per share amounts) (Unaudited)
	Three Months Ended June 30,
	2024	2023
Expenses
Research and development	$1,305	$3,627
General and administrative expenses	1,534	1,370
Loss from operations	(2,839)	(4,997)
Change in fair value of warrant liability	1,142	–
Change in fair value of deferred purchase price payable - Tarus and deferred obligation - iOx milestone	–	(1,111)
Share of loss in associate accounted for using equity method	–	(50)
Foreign exchange transaction (loss) gain	(2)	18
Depreciation expense	(8)	(11)
Interest income, net	45	80
Loss before provision for income taxes	(1,662)	(6,071)
Income tax (expense) benefit	(2)	145
Net loss	(1,664)	(5,926)
Other comprehensive income (loss)
Net unrealized gain on investments	–	1,769
Total comprehensive loss for period	$(1,664)	$(4,157)

Net loss attributable to:
Owners of the Company	$(1,656)	$(5,919)
Non-controlling interest	(8)	(7)
Net loss	$(1,664)	$(5,926)

Comprehensive loss attributable to:
Owners of the Company	$(1,656)	$(4,150)
Non-controlling interest	(8)	(7)
Total comprehensive loss for period	$(1,664)	$(4,157)

Loss per share
Basic and diluted	$(1.58)	$(6.69)

Weighted average shares outstanding
Basic and diluted	1,049	885

PORTAGE BIOTECH INC. Condensed Consolidated Interim Statements of Financial Position (U.S. Dollars in thousands) (Unaudited)
	June 30, 2024	March 31, 2024
		(Audited)
Assets
Current assets
Cash and cash equivalents	$3,334	$5,028
Prepaid expenses and other receivables	1,862	2,667
Total current assets	5,196	7,695
Non-current assets
Right to use asset	27	35
Other assets, including equipment, net	14	49
Total non-current assets	41	84
Total assets	$5,237	$7,779

Liabilities and Equity
Current liabilities
Accounts payable and accrued liabilities	$2,965	$2,836
Lease liability - current, including interest	37	40
Other current liabilities	3	3
Total current liabilities	3,005	2,879
Non-current liabilities
Lease liability - non-current	–	7
Warrant liability	422	1,564
Total non-current liabilities	422	1,571
Total liabilities	3,427	4,450

Shareholders’ Equity
Capital stock	219,500	219,499
Stock option reserve	23,985	23,841
Accumulated deficit	(240,974)	(239,318)
Total equity attributable to owners of the Company	2,511	4,022
Non-controlling interest	(701)	(693)
Total equity	1,810	3,329
Total liabilities and equity	$5,237	$7,779
Commitments and Contingent Liabilities